1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 25, 2022

VIA EDGAR

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AGF Investments Trust (the “Registrant”) Files Nos. 333-173167; 811-22540

Dear Mr. Orlic:

On October 13, 2022, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 72 (“PEA 72”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 73 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 29, 2022. PEA 72 was filed to reflect supplements for the AGFiQ U.S. Market Neutral Anti-Beta Fund (the “Fund”) filed during the past year, in particular a change in the Fund’s management style from a passive, index tracking strategy to a rules-based, active strategy and incorporating related disclosure changes to the Fund’s investment objective, principal investment strategy and principal risks. These changes took effect on February 14, 2022. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 72.

Comment 1: In your response letter, please provide a copy of the completed fee table, expense example and performance information with respect to the Fund.

Response: Please see the Attachment to this letter.

Comment 2: At the bottom of page 5 of the prospectus, the bullet point states “This portfolio construction process may result in the Fund holding securities that are in the universe but not in Index.”  Please consider revising this sentence to clarify how that may happen as it was not readily apparent to the staff.

Response: Comment accepted. The bullet point has been clarified accordingly.

Comment 3: At the top of page 6 of the prospectus, the first bullet point references the Fund’s value at risk (VaR) exceeding regulatory limits.  In your response, please advise whether the Fund came close to exceeding these VaR regulatory limits pursuant to its prior strategy as an index fund.

Response: The adviser’s formal monitoring for the Fund’s compliance with applicable VaR regulatory limits began in connection with the compliance date for Rule 18f-4 under the 1940 Act, which was August 19, 2022. The adviser did not monitor the Fund for compliance with VaR regulatory limits when the Fund utilized an index-tracking strategy, which was for the period prior to February 14, 2022, nor was any such monitoring required. Accordingly, it is not possible to confirm if the Fund ever came close to exceeding VaR regulatory limits prior to February 14, 2022 when such limits did not apply. The Registrant notes that one of the primary reasons for the change from index-tracking to active management was to provide greater flexibility to manage risk factors which contribute to or are correlated to VaR.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Attachment

AGFiQ U.S. Market Neutral Anti-Beta Fund

Fees and Expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares in the Fund. You may also pay transaction costs, such as brokerage commissions and other fees to financial intermediaries, on the purchase and sale of Fund shares, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	1.61%
Dividend, Interest and Brokerage Expenses on Short Positions	1.09%
Total Annual Fund Operating Expenses	2.06%
Fee Waiver and Expense Reimbursement(1)	(0.52)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(1)	1.54%

(1) The Fund’s investment adviser, AGF Investments LLC (“Adviser”), has contractually agreed to waive the fees and reimburse expenses of the Fund so that the total annual operating expenses (excluding interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, dividend, interest and brokerage expenses for short positions, acquired fund fees and expenses, and extraordinary expenses) (“Operating Expenses”) of the Fund are limited to 0.45% of average net assets. In addition, the Adviser has contractually agreed to reduce its management fees to the extent of any acquired fund fees and expenses incurred by the Fund that are attributable to the management fee paid to the Adviser (or an affiliated person of the Adviser) by an underlying fund in which the Fund invests. This undertaking can only be changed with the approval of the Board. The Fund has agreed that it will repay the Adviser for fees and expenses forgone or reimbursed during the last 36 months, provided that repayment does not cause the Operating Expenses to exceed the lower of 0.45% of the Fund’s average net assets and the expense cap in place at the time of the Adviser’s waiver or reimbursement. This agreement will remain in effect until November 1, 2025, and shall renew automatically for one-year terms unless the Adviser provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$157	$486	$956	$2,257

The above example reflects a contractual fee waiver/expense reimbursement arrangement for the current duration of the arrangement, which is three years.  Therefore, only the first three years of the expenses for the 5 year and 10 year periods reflect the contractual fee waiver/expense reimbursement arrangement.

Performance Information

The bar chart and table that follow show how the Fund has performed on a calendar year basis and provide an indication of the risks of investing in the Fund by showing the changes in the performance from year to year and how the Fund’s average annual returns compare against the Dow Jones U.S. Thematic Market Neutral Low Beta Index and broad-based securities market indices. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. For updated performance information, please visit the Fund’s website at www.agf.com. The Fund changed its investment strategy effective February 14, 2022 (“Effective Date”) from a passive, index tracking strategy relative to the Index to a rules-based, active strategy. Performance shown below for periods prior to the Effective Date is based on the investment strategy utilized by the Fund during the time period.

[BAR CHART OMITTED FROM CORRESPONDENCE ONLY]

2012: (7.93)%

2013: (11.47)%

2014: 4.37%

2015: 3.24%

2016: (4.73)%

2017: (2.79)%

2018: 15.05%

2019: 1.71%

2020: (13.76)%

2021: (7.33)%

For the period shown in the bar chart above:

Best Quarter	(March 31, 2020)	15.57%

Worst Quarter	(December 31, 2020)	(19.03)%

The year-to-date return as of the calendar quarter ended September 30, 2022 is 14.91%.

Average Annual Total Returns (for the periods ended December 31, 2021)	One Year	Five Year	Ten Year	Inception Date of Fund
Before Taxes	(7.33)%	(1.89)%	(2.70)%	September 12, 2011
After Taxes on Distributions	(7.33)%	(1.95)%	(2.73)%	=
After Taxes on Distributions and Sale of Shares	(4.34)%	(1.42)%	(1.99)%	=
Dow Jones U.S. Thematic Market Neutral Low Beta Index	(6.62)%	(1.57)%	(1.36)%	=
S&P 500 Index	28.71%	26.06%	16.55%	=
Russell 1000 Index	26.45%	18.43%	16.54%	=

Average annual total returns are shown on a before- and after-tax basis for the Fund. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”). After-tax returns may exceed the return before taxes due to an assumed tax benefit from realizing a capital loss on a sale of shares.